May 6, 2019

Douglas Cole
Chief Executive Officer
Oroplata Resources, Inc.
90 Tahoe Blvd. Suite 802-16
Incline Village, NV 89451

       Re: Oroplata Resources, Inc.
           Form 10-K for the Fiscal Year Ended September 30, 2018
           Filed December 31, 2018
           File No. 000-55088

Dear Mr. Cole:

       We have reviewed your April 18, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
March 28, 2019 letter.

Form 10-K for the Fiscal Year Ended September 30, 2018 filed December 31, 2018

Item 2. Properties, page 7

1. We note your response to comments 1 and 3. Please tell us if this information will be included in subsequent filings.
2. We note your response to comment 2. Please be advised and acknowledge that the disclosure of estimates of quantities of mineralization and production rates should be supported by a detailed feasibility study taking into account all modifying factors including but not limited mining, processing, infrastructure, economics, marketing, and environmental compliance.
 Douglas Cole
Oroplata Resources, Inc.
May 6, 2019
Page 2

       You may contact John Coleman at 202-551-3610 or Pam Howell at 202-551-3357 if you
have questions regarding comments.



                                                       Sincerely,

FirstName LastNameDouglas Cole                         Division of Corporation
Finance
                                                       Office of Beverages,
Apparel and
Comapany NameOroplata Resources, Inc.
                                                       Mining
May 6, 2019 Page 2
cc:       Mr. Jeffrey Maller
FirstName LastName